LAW OFFICES

HENRY C. CASDEN

El Paseo Professional Plaza

74-090 El Paseo, Suite 205

Palm Desert, California  92260

Telephone (760) 568-5966    Fax (760) 341-3635

April 6, 2009

Mr. Nolan McWilliams

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 25049

Re:  America’s Driving Ranges, Inc.

       Registration Statement on Form S-1

       Filed October 31, 2008

       File No. 333-154912

       Amendment 5

Dear Mr. McWilliams:

Pursuant to our telephone conversation this date, we have made the following final two changes to the S-1A5 as follows:

1.

Page 5, the amount shall be changed to $20,054

2.

Page 3, total amount of offering to be up to $1,000,000.

We will file the final after we have received approval from you telephonically and file our request for acceleration immediately thereafter.

Very truly yours,

Henry C. Casden

HENRY C. CASDEN

Attachments: pages 3 and 5 to the FORM S-1A5

PROSPECTUS SUMMARY

Our Business

America’s Driving Ranges, Inc. was organized on June 9, 2008 to develop a high-tech driving range.  The Company is now prepared to develop its first site in the Coachella Valley and eventually develop or license other sites with its unique combination of facilities and services. We have obtained architectural plans and specifications and have contacted a licensed general contractor experienced in the construction of concrete tilt-up construction to obtain a bid for the cost to construct and develop the proposed site in accordance with the plans and specifications.  Concrete tilt-up construction is a type of construction where concrete walls and floors are fabricated by pouring cement with steel reinforcement in the form of mesh or bars, as called for the structural engineers providing the plans for construction, into molds at the construction site.  When the concrete is dry it is removed from the molds by crane and “tilted” into place to form the walls or floors of a structure.”

The arrangement with the architect is to pay him from the construction financing which will come from the sale of the common stock.  The architectural fees of $40,000 will be paid to the architect upon sale of 100% of the offering.

The website is under development and will be completed after the sale of common stock has been completed.  It is anticipated that the website can be constructed for the sum of $3,200.

America’s Driving Ranges, Inc., is controlled by two individuals who devote only 25% each of their time to the business of America’s Driving Ranges, Inc.   There can be no assurance that America’s Driving Ranges, Inc.’s common stock will ever develop a market.

We have not generated any revenues since inception and have accumulated a deficit of $20,054 of which $10,000 is for legal fees payable only if all shares offered herein are sold.

We must raise a minimum of $100,000 in the next twelve months otherwise we may temporarily or permanently have to cease operations.

Our auditors have issued a going concern opinion.

Corporate Information

Our principal executive offices are located at 78365 Highway 111, #287, La Quinta, CA  92253. Our telephone number is (760) 360-9547.

The Offering

Common Stock Offered......................................................Up to 10,000,000 shares @ $0.10 per share.

                                                                                             For a total of up to $1,000,000

Common Stock Outstanding after the Offering..................     50,000,000 shares (1)

Use of Proceeds... ..............................................................Construction of Driving Range and Working

                                                                                          Capital (see page 9)

Symbol.................................................................................None

References in this prospectus to “America’s Driving Ranges” “ADR,” “we,”  “us,” and “our” refer to America’s Driving Ranges, Inc.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand future prospects and make informed investment decisions.  This prospectus contains these types of statements.  Words such as “may,” “expect,” “believe,” “anticipate,” “estimate,” “project,” or “continue” or comparable terminology used in connection with any discussion of future operating results or financial performance identify forward-looking statements.  You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus.  All forward-looking statements reflect our present expectation of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The factors listed in the “Risk Factors” section of this prospectus, as well as any cautionary language in this prospectus, provide examples of these risks and uncertainties.  The safe harbor for forward-looking statements is not applicable to this offering pursuant to Section 27A of the Securities Act of 1933.

RISK FACTORS

 An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our common stock to decline, which could cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information in this prospectus, including the financial statements and related notes.

The following are risk factors, which are directly related to our business, financial condition, and this offering.  Investing in our securities involves a high degree of risk and you should not invest in the securities offered unless you can afford to lose your entire investment. You should read these risk factors in conjunction with other more detailed disclosures located elsewhere in this prospectus.

RISKS RELATED TO OUR FINANCIAL CONDITION AND OUR BUSINESS

We are a development stage company with no prior operating history.

America’s Driving Ranges, Inc.’s prospects must be considered in light of the risks, expenses, delays and difficulties frequently encountered in establishing a new business in an industry characterized by intense competition.  Since inception, America’s Driving Ranges, Inc. has incurred losses of $20,054 , and we expect to incur net losses in the foreseeable future.  These losses are in the form of pre-operating expenses, since we have just begun operations.

Our investors may lose their entire investment because our financial status creates a doubt whether we will continue as a going concern.

As noted in Note 4 to our financial statements, we have nominal assets and no current operations with which to create operating capital. Our auditor has advised in Note 4 to the financial statements that currently the Company does not have sufficient cash or other material assets nor does it have

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